UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-7935

CUSIP No.:  460254-10-5

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	Fiscal Year ended July 1,2007 (nominal June 30, 2007)
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

International Rectifier Corporation
Full Name of Registrant

N/A
Former Name if Applicable

233 Kansas Street
Address of Principal Executive Office (Street and Number)

El Segundo, CA 90245
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported by International Rectifier Corporation (the “Company”) on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 9, 2007, and on Form 8-K/A  and Form 12b-25, both filed with the SEC on May 11, 2007, the Audit Committee of the Company’s Board of Directors has determined that the Company’s financial statements for the quarter ended March 31, 2005 and the quarter and fiscal year ended June 30, 2005, the interim quarters of and the fiscal year ended June 30, 2006 and the quarters ended September 30, 2006 and December 30, 2006 should not be relied upon.  The Audit Committee also found material weaknesses in internal control over financial reporting for such periods and that management’s report on internal control over financial reporting for such periods contained in its public reports should not be relied upon.  This determination was based upon, among other things, irregularities in accounting practices discovered at the Company’s subsidiary in Japan. The previously reported investigation being conducted by independent investigators hired by outside legal counsel engaged by the Audit Committee of the Board of Directors of the Company is ongoing.

Upon review of the Tax Matters described below, the Audit Committee has also determined, as set out in Item 4.02 of Form 8-K filed contemporaneously with this Form 12b-25, that in addition to the financial statements for the periods described in the Form 8-K dated April 9, 2007 and the Form 8K/A dated May 11, 2007, the financial statements for the quarters ended September 30, 2003, December 31, 2003, March 31, 2004 and June 30, 2004, the fiscal year ended June 30, 2004 and the quarters ended September 30, 2004 and December 31, 2004 should no longer be relied upon.  Additional adjustments will be made in the Selected Financial Data tables related to fiscal years ended June 30, 2002 and June 30, 2003 as well.

The matters that prevent the Company from filing its Annual Report on Form 10-K for its fiscal year ended June 30, 2007 within the prescribed time period consist of the matters described in the results of the investigation to date as set out below, the continuing  investigation and the finalization of the additional items described below.

INVESTIGATION TO DATE

MATTERS RELATING TO THE COMPANY’S SUBSIDIARY IN JAPAN

The Company’s Japan subsidiary circumvented established controls and processes to record false or premature sales by creating fictitious customer purchase orders in the existing control system.  These orders were diverted by the customer service function when the shipments arrived in Japan at the Company’s freight forwarder and then redirected to multiple third party warehouses that were not reflected on the Company’s books (“off-books warehouses”).  This inventory was stored in the off-books warehouses until the Japan subsidiary could either re-sell the product to another customer or when the customer, in whose name the order had been entered, placed a bona fide order for such products. When the Japan subsidiary received an actual customer purchase order, the order was initially fulfilled from inventory in the off-books warehouses.  The customer service personnel created an off-books access database to assist with managing the fulfillment of the orders through the off-books warehouses.  If a real order could not be filled through the off-books warehouses, then the Japan subsidiary would place the order through the Company’s normal purchase order system.  Part of the cash received from customers for actual accounts receivable was applied to fictitious accounts receivable.  In addition, sales management entered into a number of arrangements at quarter ends with certain distributors to take excess product on verbal terms that included extended payment terms and/or an understanding that product would be taken back at the distributor’s request.

In an effort to mitigate the material weaknesses in internal control over financial reporting at the Company’s Japan subsidiary, Corporate management is implementing new controls over inventory, order processing and financial accounting in alignment with the Company’s regular control systems.  These actions include placing certain key Japanese management team members on administrative leave and removing them from daily operations; establishing immediate controls over the off-books inventory; performing a full physical count of the inventory in the third party off-books warehouses, valued at approximately $16 million at cost as of April 2007; establishing new order processing procedures and controls; engaging an interim financial controller for the Japan subsidiary with oversight by Corporate management; and regular monitoring, review and approval of critical controls at the Japan subsidiary (i.e., cash disbursements, order processing, payroll, collections, banking activity and logistics).

An independent accounting firm (other than the Company’s independent registered public accounting firm) has been retained to assist management with the reconstruction of revenue, cost of sales, accounts receivable and inventory for the Japan subsidiary.  Any other material issues that may result from the detailed review of the historical financial transactions at the Japanese subsidiary will be disclosed at a later date.

The Company plans to improve the existing processes and procedures and implement additional changes to the Japan subsidiary infrastructure and related processes and controls that are planned to strengthen and materially affect the internal control over financial reporting at that subsidiary.

REPORTING OF RESTRUCTURING ACTIVITIES

During the second quarter of fiscal year 2003 (ended December 31, 2002), the Company announced certain restructuring initiatives. As of December 31, 2006, charges associated with the December 2002 restructuring activities were completed. Total charges as of December 31, 2006 were reported at $279.1 million of which approximately $108 million were cash charges. These charges consisted of $219.2 million for asset impairment, plant closure and other charges, $6.0 million of raw material and work-in-process inventory, and $53.9 million for severance-related costs.  The Company has determined that certain of these amounts previously included in the Company’s financial statements for fiscal 2003 to fiscal 2007 as “Impairment of assets, restructuring, severance and other charges” should properly have been classified in other line items of the income statement or disclosed in a different manner in the Company’s footnotes.  The restated financial statements will reflect the appropriate reclassification and revised disclosures.

CONTINUING INVESTIGATION

The investigation is continuing.  At this time, there can be no assurance that the continuing investigation will not develop additional issues that may have a material impact on the Company or its financial statements.  Any further material developments will be reported at a later date.

ADDITIONAL ITEMS

TAX MATTERS

During preparation for the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”) in the quarter ending September 30, 2007 (the first quarter of the Company’s fiscal year 2008), the Company identified issues associated with its transfer pricing methodology and other tax issues for its fiscal years 2002-2007.  Review of potential tax liabilities, credits and related matters is currently under way. The Company has not yet completed its determination of the amount of additional tax liability or the impact on its tax provision for affected periods, but believes the amount of any potential tax liability is material to income in fiscal years 2004 through 2007.  The Company expects the provision for income taxes will vary from period to period depending on the size of the intercompany transactions within the affected fiscal tax years, among other factors. The Company’s tax liability will include the additional amount of taxes that would have been payable in the affected periods, as well as interest on overdue amounts of taxes payable and penalties that may be assessed by the relevant tax authorities upon the eventual resolution of this matter.

RESTATEMENT OF FINANCIAL STATEMENTS

The Company is reconstructing certain financial records and accounts of its subsidiary in Japan using methodologies based in part upon third-party records or confirmations.  In addition, the Company is reviewing its tax position in various jurisdictions and revising its financial statements to take account of the results of the investigation and the restructuring and tax matters  described in this report.   All these matters will be reflected in the anticipated restated financial statements for the periods previously and herein identified.

Finalization of the restatement is not expected to be completed within the extension of time for filing the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007.   The Company plans to file its Form 10-K for the fiscal year ended June 30, 2007 as promptly as practicable after the completion of the matters described herein.

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Donald R. Dancer	(310)	726-8000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

	Periodic Report on Form 10-Q for the quarter ended March 31, 2007		☐ Yes ☒ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s financial reporting staff is working with an independent accounting firm (other than its independent registered public accounting firm) to reconstruct the affected previously-reported financial statements to correct errors, misclassifications and other practices and matters described in Part III above.

At this time, the Company has concluded it cannot make a reasonable estimate of any change in the results of operations in the fiscal year ended June 30, 2007 compared to fiscal year ended June 30, 2006 until the activities described above are completed.

The factors affecting the ability of the Company to make a reasonable estimate at this time include, without limitation, (i) the nature and extent of the described practices in Japan, (ii) the difficulty in determining the magnitude and timing of the impact of the described practices in Japan quarter by quarter on the Company’s financial statements, (iii) the irregularities and inconsistencies in the recordkeeping caused by the described practices in Japan, (iv) the fact that such records are primarily in a foreign language, (v) the difficulties in reconstructing certain transactions, (vi) the complexities of determining to what extent certain amounts previously reported as part of the Company’s 2002 restructuring should be re-classified, (vi) the complexities of assessing the appropriate revenue sources and the interactions of various taxing jurisdictions’ tax rates and related tax credits and (vii) the completion of the Audit Committee’s investigation and the evaluation of the results, among other things.

The reclassification of amounts from “Impairment of assets, restructuring, severance and other charges” related to the Company’s 2002 restructuring are not at this time anticipated to materially affect the Company’s results for the fiscal year ended June 30, 2007, but may have a material effect on prior periods.  The Company cautions that its review and analysis is not complete and there can be no assurance that the determination will not change upon completion of its analysis.

In addition, as described more fully in the Company’s Current Report on Form 8-K filed by the Company with the SEC on April 9, 2007, in connection with the sale of its Power Control Systems business, the Company will record a substantial gain and other charges related to the divestiture of that business in its fiscal quarter ended March 31, 2007 and for the fiscal year ended June 30, 2007.

On July 13, 2007, the Company timely funded the payment at maturity of its 4-1/4% Convertible Subordinated Notes due 2007 (the “Notes”), in the principal amount of $550 million.  The funding included a final interest payment of approximately $11.7 million.  In connection with the final maturity and payment of the Notes, the Company expects to record in the first quarter of its 2008 fiscal year an approximately $6 million non-cash charge from the concurrent termination of related interest rate swap transactions previously reported by the Company.

The Company believes that cash taxes payable with respect to the Tax Matters described in Part III may exceed $75 million, a substantial portion of which is anticipated to be paid in the near term.  The changes in the Company’s tax liabilities that may be required to be recorded will require a restatement of tax liabilities and tax provisions in prior years, including the first 2 quarters of fiscal year 2007.  In addition, the Company is evaluating the impact of FIN 48 and will adopt this in the first quarter of fiscal year 2008.

The Company estimates that its costs related to the investigation and reconstruction of its financial statements as of July 31, 2007 were approximately $13.1 million, approximately $7.7 million of which were incurred in the Company’s fiscal year 2007.

Although the Company’s investigation continues, and the Company is assessing the impact of the findings to date of the investigation, the Company believes that after payment of the Notes and the anticipated additional taxes payable as described above it continues to have sufficient cash and other resources available to meet working capital and other needs that may arise over the next twelve months.

At this time, there can be no assurance that the continuing investigation will not identify additional issues that may have a material impact on the Company or its financial statements. The Company reiterates that its financial statements for the prior periods described in Part III of this Form 12b-25 should not be relied on.

Cautionary Information Regarding Forward-looking Statements

This Form 12b-25 includes some “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995.  The forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “estimate”, “may”, “should”, “will”, or “expects” or the negative or variations thereof.  Such forward-looking statements include, among other things, our statements that (i)  the Company’s reclassification of amounts from “Impairment of assets, restructuring, severance and other charges” related to the Company’s 2002 restructuring are not at this time anticipated to materially affect the Company’s results for the fiscal year ended June 30, 2007, (ii) the Company will record, in connection with the sale of its Power Control Systems business, a substantial gain net of other charges related to the divestiture of that business in its fiscal quarter ended March 31, 2007 and for the fiscal year ended June 30, 2007, (iii) the Company expects to record in the first quarter of its 2008 fiscal year an approximately $6 million non-cash charge in connection with the final maturity and payment of the Notes and the concurrent termination of related interest rate swap transactions previously reported by the Company, (iv) changes in the Company’s tax liabilities with respect to the Tax Matters described in Part III will require a restatement of tax liabilities and tax provisions in prior years, including fiscal year 2007, (v) certain amounts of net tax liability will be required to be recorded in prior quarters and that the additional cash taxes payable may exceed $75 million, and (vi) the Company believes that after payment of the Notes and the additional taxes described above, it continues to have sufficient cash and other resources available to meet working capital and other needs that may arise over the next twelve months.

Forward-looking statements are subject to a number of uncertainties and risks, and actual results may differ materially from those projected.  Factors that could affect the Company’s actual results include the results of the continuing review into the accounting irregularities; the impact of the accounting errors, including without limitation, any such errors related to matters previously classified as part of the Company’s 2002 restructuring activities, on the Company’s results of operations and financial statements; the impact of tax uncertainties on the Company’s cash, financial statements and effective tax rate; the amount and timing of the restatement of the Company’s financial statements; unanticipated factors that may alter the gain or other charges related to the Company’s divestiture of its Power Control Systems business and the financial effect of maturity of the Notes and related interest swap transactions; unexpected costs of investigation, tax assistance and/or reconstruction; unanticipated needs for working capital beyond the Company’s current cash and financial resources; and the impact of any restatement on the Company’s credit agreements and other material agreements, the extent of the weaknesses in the Company’s internal control over financial reporting, and other various uncertainties disclosed in the Company’s reports filed with the Securities and Exchange Commission, including its most recent reports on Forms 10-K and 10-Q (without regard to the financial information described therein).

INTERNATIONAL RECTIFIER CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 31, 2007	By	/s/ LINDA PAHL
Linda Pahl
Acting Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).